Exhibit 23.2




                        Consent of Independent Auditors




To the Stockholders and Board of Directors
USMX, INC.:


We consent to the use of our report dated March 11, 1997 relating to the consolidated statements of financial position of USMX, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996 included herein and to the reference to our firm under the heading "Experts" in the Joint Proxy Statement / Prospectus.

Our report contains an explanatory paragraph that states that the Company has incurred cost overruns associated with the construction of the Illinois Creek Mine, has cash flow deficits from operations and currently has no mines in operation. At December 31, 1996, the Company has an accumulated deficit of
$3,056,000, a working capital deficiency of approximately $27,132,000 and is not in compliance with certain covenants of its long term debt agreements. In addition, significant additional funds will be required to bring the Company's Illinois Creek Mine into production. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                      KPMG Peat Marwick LLP



Denver, Colorado
March 17, 1997